June 8, 2007

Mr. William Thompson
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0405

Re:         Vectren Corporation
Form 10-K for Fiscal Year Ended December 31, 2006
Filed February 16, 2007
Form 10-Q for Fiscal Quarter Ended March 31, 2007
File No. 1-15467

Dear Mr. Thompson:

We have received your letter dated May 24, 2007 detailing your office’s review of the Vectren Corporation Form 10-K for Fiscal Year ended December 31, 2006 filed on February 16, 2007 and the Form 10-Q for Fiscal Quarter ended March 31, 2007.    We appreciate your review of our responses to your comments.

Form 10-K for Fiscal year Ended December 31, 2006

Business, page 4

Coal Mining, page 9

1.
Please tell us your consideration of providing the detailed disclosures required by Industry Guide 7 with respect to your current and anticipated coal mining operations.  If you have concluded that such disclosure is not required due to immateriality, please tell us the basis for your conclusion.

Response:  The Company concluded that the level of disclosure outlined in Industry Guide 7 was not required in the Company’s 2006 Form 10-K because it's mining operations were not “significant”, as that term is used in the Industry Guide, to consolidated operations.  That conclusion was based on consideration of the mining operations’ contribution to consolidated assets, pre-tax earnings, and revenues.  As of December 31, 2006, the contribution to consolidated assets from the mining operations totaled $119.8 million, or 2.9%, of consolidated assets.  For the year ended December 31, 2006, income before taxes from mining operations contributed $3.2 million, or 2.3%, of consolidated income before taxes.  For the year ended December 31, 2006, revenues from mining operations contributed $54.6 million, or 2.6%, of consolidated revenues.  The relative contributions from mining operations in 2005 were not materially different than those experienced in 2006.

Management’s Discussion and Analysis of Results of Operations and Financial Condition, page 18

Executive Summary of Consolidated Results of Operations, page 18

2.
Reference is made to your disclosure of the following non-GAAP measures: earnings, excluding the results of synfuel-related activities (on page 18); Nonutility Group earnings and earnings growth, excluding the effects of a lawsuit (on page 19); and per share earnings of the Utility Group and Nonutility Group (on pages 21 and 31).  Please revise your disclosures with respect to each of these non-GAAP measures to address the following:

o	Identify the measure as a non-GAAP measure of performance;
o	Provide a reconciliation of the non-GAAP measure to the most directly comparable measure calculated in accordance with GAAP;
o	Disclose how the measure is used by management and in what way the measure provides meaningful information to investors; and
o	Disclose the material limitations associated with the use of the non-GAAP measure and the manner in which management compensates for the limitations when using the non-GAAP measure.

Refer to Item 10(e) of Regulation S-K and Question 8 and 11 of our “Frequently Asked Questions Regarding the Use of Non-GAAP Measures,” available on our website at www.sec.gov .

Response:  With respect to the phrases “earnings excluding synfuel activities” and “nonutility earnings excluding the effects of a lawsuit”, one could conclude that those terms are non-GAAP measures of performance.  However, as used in the Company’s 2006 Form 10-K, these terms were not indicated as measures of financial performance but were used simply to demonstrate the magnitude of events occurring during the year or the magnitude of nonrecurring or unusual activity.   The primary measures of financial performance used by the Company are GAAP measures, such as net income and earnings per share.

The phrase “earnings per share of the Utility and Nonutility Group” is no longer used.  As reflected in the Company’s first quarter 2007 Form 10-Q, that phrase has been changed to “Contribution to Vectren Basic EPS”.  This phrase will be used in all future filings.  Phrased in this manner, it is not non-GAAP because a GAAP measure, Utility Group and Nonutility Group net income, which is disclosed in the segment footnote, is divided by another GAAP measure, Vectren’s basic shares outstanding.  On page 20 of the 2006 Form 10-K, the mechanics of this calculation is disclosed.

The Company understands the significance of the use of non-GAAP measures and to the extent they are considered for use in future filings, they will be identified as non-GAAP measures of performance or liquidity and reconciled to the most relevant GAAP measure.  In addition, the filings will include disclosure of why those measures are important to management and of the limitations associated with a non-GAAP measure’s use and how management compensates for that limitation.

Results of Operations of the Nonutility Group, page 31

3.
We note your discussion of material changes in net income between periods.  Please revise to also discuss significant changes in other financial statement line items, such as revenues.  Additionally, where you describe two or more business reasons that contributed to a material change in a financial statement line item, ensure you quantify the extent to which each change contributed to the overall change in that line item.  Refer to Item 303 (a) (3) of Regulation S-K.

Response:  To the extent the Nonutility Group operations create significant variances in income statement line items, the dollar amount of those variances and the reasons for them are disclosed.  As an example, on page 19 of the Company’s 2006 Form 10-K, the effect of the Miller Pipeline acquisition on year over year revenues and other operating expenses is disclosed.

A detailed analysis of income statement line item variances caused by Nonutility Group operations is not provided because such a discussion does not facilitate a more in depth or thorough understanding of the impact the Nonutility Group has on consolidated operations. A Nonutility Group discussion and analysis focused on earnings of the businesses provides a better understanding of the manner in which management assesses Nonutility Group performance.

In all future filings, the specifics of Item 303(a) (3) of Regulation SK, inclusive of discussions of individual income statement line items where material changes have occurred and material trends are present, will continue to be considered and appropriately applied.

Consolidated Statements of Income, page 49

4.
Please explain to us the circumstances that justify presenting equity in earnings of unconsolidated affiliates as a component of income before income taxes rather than presenting this item between income before income taxes and net income.  Refer to Rule 5-03(b) (13) of Regulation S-X.

Response:  Substantially all of the investments over which the Company has significant influence, but not control, are limited liability companies or partnership-like structures and are pass-through entities for tax purposes.  For instance the Company’s most significant equity method investments are ProLiance Energy LLC, and Pace Carbon Synfuels, LP.  The tax impacts associated with their results, including tax credits generated by their operations, are the Company’s responsibility.  As such,  the income statement impact from these investments is appropriately reflected on a gross basis with tax impacts reflected in the Company’s consolidated income taxes.

Note 3, Investments in Unconsolidated Affiliates, page 57

5.
With respect to your investment in ProLiance Energy, LLC, please disclose your percentage ownership interest as well as your percentage voting interest and your percentage interest in earnings and losses.  Also disclose the reasons why your application of equity method is considered appropriate.  Refer to paragraph 20(a) of APB 18.

Response:  As noted on Pages 8 and 31-32 of the Company’s 2006 Form 10-K, the Company records 61% of ProLiance’s profits and losses, which equals its ownership percentage; however, governance and voting rights are shared equally (i.e. 50%/50%) by each of ProLiance’s members.  Due to the equal and joint control over all aspects of ProLiance’s operations, the Company accounts for its investment in ProLiance using the equity method.  As reflected in the financial statement footnotes in Vectren’s 2007 first quarter Form 10-Q, disclosure is made of the Company’s ownership interest in ProLiance, of how profit and loss is allocated to ProLiance’s members and why application of the equity method of accounting is appropriate for the investment in ProLiance.  This disclosure will also be made in the financial statement footnotes in all future filings.

Note 14, Rate & Regulatory Matters, page 78

MISO, page 80

6.	Please tell us and disclose how you account for sales and purchases of power to and from the MISO. Specifically address whether you account for these transactions on a gross or net basis.

Response: Transactions with MISO involving retail load are recorded on a net basis in electric utility revenues because there is a lack of economic substance associated with energy sold to the MISO by the Company and then immediately repurchased by the Company.  In future filings, explicit disclosure of this net treatment will be made.

Item 9A.  Controls and Procedures, page 88

7.
You state that your certifying officers concluded that your disclosure controls and procedures were effective “to ensure that the information required to be disclosed and filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.”  In future filings, please revise you conclusion to include the full definition of disclosure controls and procedures as outlined in Exchange Act Rule 13a-15(e) rather than the summarized definition you include now.  In this regard, please revise to state, if true, whether the same officers concluded the controls and procedures were effective to “ensure that information required to be disclosed by [you] in the reports that [you] file or submit under the Act is accumulated and communicated to [your] management, including [your] principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.”  Additionally, please confirm to us that your conclusion regarding effectiveness would not change had these statements been included in the filing.

Response: Following is a revised disclosure with pertinent additions underlined that will be included in all future filings:

“Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

As of DATE, the Company conducted an evaluation under the supervision and with the participation of the Chief Executive Officer and Chief Financial Officer of the effectiveness and the design and operation of the Company's disclosure controls and procedures.  Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that the Company's disclosure controls and procedures are effective as of DATE, to ensure that information required to be disclosed in reports filed or submitted under the Exchange Act is:
1)	recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and
2)	accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.”

Had this more complete disclosure as to the effectiveness of the Company’s disclosure controls and procedures been used as of December 31, 2006, and March 31, 2007, the conclusion that the disclosure controls and procedures were effective would have been unchanged.

Form 10-Q for Fiscal Quarter Ended March 31, 2007

Note 9, Common Stock Offering, page 11

8.
Please tell us in detail how you are accounting for the equity forward sale agreement and the basis in GAAP for your accounting.  In this connection, it appears based on your disclosure in Form 424B5 filed February 23, 2007 that the initial forward sale price is subject to adjustment based on a floating interest rate factor.  Please ensure you address in your response your consideration of this particular feature of the equity forward sale agreement determining the appropriate accounting for the transaction.  Notwithstanding the preceding, please revise your future filings to disclose this and any other pertinent terms of the equity forward sale agreement.

Response:  EITF 00-19 was the primary GAAP accounting literature used by the Company to determine proper balance sheet classification.  In addition, the Company used other GAAP pronouncements, including, EITF 01-06, to reach its conclusion.  EITF 00-19 confirms that equity classification for this instrument is appropriate.  Since the instrument had no initial fair value, the instrument at inception had no effect on the Company’s balance sheet and will not have any effect until settled.  Any proceeds received or paid upon settlement will be classified in equity.  Further analysis of this conclusion follows.

This instrument is accounted for in accordance with EITF 00-19 as it involves a derivative instrument that is potentially settled in the Company’s common stock.  Equity classification for this instrument is appropriate since:
1)	It can be settled in cash or shares at the Company’s option.
2)	Any event that would allow the counterparty to settle the instrument would result in share settlement.
3)	None of the factors that would require asset/liability treatment outlined in paragraphs 12-32 of EITF 00-19 apply.
a.	The transaction involves the delivery of shares that were registered at inception and there are no further timely filing or registration requirements,
b.	The Company has a sufficient level of authorized shares to share settle the instrument,
c.	The maximum number of shares to be issued is known and fixed,
d.	The counterparty cannot force cash settlement for any reason, including the Company failing to make timely SEC filings,
e.	There are no required make whole payments to the counterparty,
f.	The counterparty’s rights do not rank senior to those of common stock holders, and
g.	The instrument does not require additional collateral to be posted.
4)	This instrument does not contain provisions outlined in SFAS 150, which would require asset/liability classification.

The floating interest rate factor and structured forward price decreases outlined in the instrument affect the instrument’s forward price, and, therefore, the amount of cash to be paid to the Company upon share settlement or the amount of cash to be paid or received by the Company upon cash settlement.  The Company believes that variability in the amount of cash received or paid upon settlement is not a primary factor to determine balance sheet classification.  The primary factors used to determine balance sheet classification include variability in the number of shares to be delivered, the Company’s ability to deliver those shares, and the party who can choose the settlement method.  Further, these forward price adjustments do not create “contingencies”, as that term is used in EITF 01-06, that must be resolved before the Company can exercise its contractual rights.  The Company can exercise its contractual rights at any time.

In this instance, equity classification is appropriate since the counterparty cannot force cash settlement; the Company has the right to choose the settlement method; the maximum number of shares to be delivered is fixed; and the Company has the ability to deliver the maximum number of shares.  Neither the floating interest rate nor the structured decreases impact the amount of shares to be delivered by the Company or create contingencies affecting the Company’s ability to settle the contract.

In all future filings, the disclosure of this transaction/instrument will be expanded to mention the effect on the forward price associated with the floating interest rate factor and the structured decreases as well as other disclosures about the forward sales price as outlined in EITF 00-19.  Following is a revised disclosure with pertinent additions underlined:

“In February 2007, the Company sold 4.6 million authorized but previously unissued shares of its common stock to a group of underwriters in an SEC-registered primary offering at a price of $28.33 per share.  The transaction generated proceeds, net of underwriting discounts and commissions, of approximately $125.7 million.  The Company executed an equity forward sale agreement (equity forward) in connection with the offering, and therefore, did not receive proceeds at the time of the equity offering.  The equity forward allows the Company to price an offering under market conditions existing at that time, and to better match the receipt of the offering proceeds and the associated share dilution with the implementation of new electric service territory base rates, providing a return on the new equity employed.  The offering proceeds, when and if received, will be used to permanently finance primarily electric utility capital expenditures.

In connection with the equity forward, an affiliate of one of the underwriters (the forward seller), at the Company's request, borrowed an equal number of shares of the Company's common stock from institutional stock lenders and sold those borrowed shares to the public in the primary offering.  The Company did not receive any proceeds at the time of the offering, but will receive an amount equal to the net proceeds from that sale, subject to certain adjustments defined in the equity forward, upon full share settlement of the equity forward.  Those adjustments defined in the equity forward include 1) daily increases in the forward sale price based on a floating interest factor equal to the federal funds rate, less a 35 basis point fixed spread, and 2) structured quarterly decreases to the forward sale price that align with expected Company dividend payments.  The Company will only receive such proceeds if it elects to fully settle the equity forward by delivering shares.

The Company may elect to settle the equity forward in shares or in cash, except in specified circumstances or events where the counterparty to the equity forward could force a share settlement.  Examples of such events include, but are not limited to, the Company making dividend payments greater than the structured quarterly decreases identified in the equity forward or the Company repurchasing a number of its outstanding common shares over a specified threshold.   If the Company elects to settle in shares, the maximum number of shares deliverable by the Company is 4.6 million shares.  If the Company elects to settle in cash, an affiliate of one of the underwriters (the forward purchaser) would purchase shares in the market and return those shares to the stock lenders.  The Company will either owe or be owed funds, depending upon the Company's average share price during the "unwind period" defined in the equity forward in relation to the equity forward's contracted price.  Generally, if the equity forward's contracted price is lower than average share price during the "unwind period", then the Company would owe cash; and if the average share price during the "unwind period" is less than the equity forward's contracted price, the Company would receive cash.  Proceeds received or paid when the equity forward is settled will be recorded in Common Shareholders' Equity, even if settled in cash.  The equity forward must be settled prior to February 28, 2009.

The equity forward had no initial fair value and an initial forward price of $27.34 per share, representing the initial public offering price of $28.33 per share, net of underwriting discounts and commissions.   If the equity forward had been settled by delivery of shares at DATE, the Company would have received approximately $___ million based on a forward price of $____ for the 4.6 million shares.  If the Company had elected to settle the equity forward in cash at DATE, the Company estimates it would have owed approximately $___ million.  The federal funds rate was ____% at DATE.  The Company currently anticipates settling the equity forward by delivering shares.”

Finally, in connection with Vectren’s response to your comments, as requested, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and,
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Should you have additional comments, please contact me at (812) 491-4305 or Jerome A. Benkert, Jr., Executive Vice President and CFO, at (812) 491-4207.

Sincerely,

/s/ M. Susan Hardwick
M. Susan Hardwick
Vice President, Controller and Assistant Treasurer